[redacted]

11016358

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8- 65961

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CM Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1291 Galleria Drive #210
(No. and Street)

Henderson (City) NV (State) 89014 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Misty Bethany 702-795-1930
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hancock Askew and Company, LLP
(Name – *if individual, state last, first, middle name*)

100 Riverview Drive (Address) Savannah (City) Georgia (State) 31404 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd Parriott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CM Securities, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

C.J. MOODY
Notary Public, State of Nevada
Appointment No. 00-63272-1
My Appt. Expires June 9, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CM SECURITIES, LLC

Financial Statements
and
Independent Auditors' Report
For the Years Ended December 31, 2010 and 2009

Contents

HANCOCK ASKEW & CO LLP
ACCOUNTANTS & ADVISORS

Independent Auditors' Report

CM Securities, LLC
Henderson, Nevada

We have audited the accompanying statements of financial condition of CM Securities, LLC (formerly CMC Financial Services) (the Company) as of December 31, 2010 and 2009, and the related statements of operations, changes in equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CM Securities, LLC at December 31, 2010 and 2009, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company earned limited revenue and incurred significant losses from operations during 2010 and 2009, and the company did not generate sufficient working capital to support its operating needs during these periods. These factors cause us to conclude there is substantial doubt as to the company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Respectfully submitted,

Savannah, Georgia
February 16, 2011

Statements of Financial Condition

December 31,		2010		2009
ASSETS				
Cash	$	145,052	$	176,333
Due from related party		1,012		208
Prepaid expenses and other assets		36,686		59,886
Furniture, fixtures, and equipment, net		38,382		85,035
	$	221,132	$	321,462
LIABILITIES AND MEMBERS' EQUITY				
Accounts payable and accrued expenses	$	114,062	$	108,927
Due to related party		756		-
		114,818		108,927
Commitments and contingencies – See Note 5				
Members' equity		106,314		212,535
	$	221,132	$	321,462

The accompanying notes are an integral part of these financial statements.

CM Securities, LLC

Statements of Operations

Years ended December 31,		**2010**		2009
Revenue				
Sales commissions and fees	$	3,500	$	46,700
Other		-		3,765
		3,500		50,465
Expenses				
Compensation and payroll related expenses		525,722		1,581,246
Professional fees		448,033		131,046
Licenses		53,526		61,509
Depreciation		28,782		32,819
Travel and entertainment expense		19,181		288,814
Telephone		15,459		41,840
Equipment		14,936		33,938
Advertising and promotion		14,807		121,062
Lease expense		10,369		172,984
Soliciting dealer expense		4,000		113,441
Personnel claim (release) expense		(42,000)		42,000
Other		83,906		52,631
Total expenses		1,176,721		2,673,330
Net loss before taxes		(1,173,221)		(2,622,865)
Income tax expense		-		(64,600)
Net loss	$	(1,173,221)	$	(2,687,465)

The accompanying notes are an integral part of these financial statements.

CM Securities, LLC

Statements of Changes in Equity

	Common Stock Shares		Common Stock Par Value		Additional Paid-In Capital		Accumulated Deficit		Member's Equity		Total
Balance, January 1, 2009	2,500	$	25	$	1,193,702	$	(957,178)	$	-	$	236,549
Status change, January 16, 2009	(2,500)		(25)		(1,193,702)		957,178		236,549		-
Contributions	-		-		-		-		2,663,451		2,663,451
Net loss	-		-		-		-		(2,687,465)		(2,687,465)
Balance, December 31, 2009	-		-		-		-		212,535		212,535
Contributions	-		-		-		-		1,067,000		1,067,000
Net loss	-		-		-		-		(1,173,221)		(1,173,221)
Balance, December 31, 2010	-	$	-	$	-	$	-	$	106,314	$	106,314

The accompanying notes are an integral part of these financial statements.

CM Securities, LLC

Statements of Cash Flows

Years ended December 31,	2010	2009
Operating activities		
Net loss	$ (1,173,221)	$ (2,687,465)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	28,782	32,819
Provision for (release from) personnel claim	(42,000)	42,000
Provision for deferred taxes	-	64,600
Loss on sale of fixed assets	120	-
Change in assets and liabilities:		
Accounts receivable	-	16,114
Due from related parties	(48)	4,433
Prepaids and other assets	23,200	(23,725)
Accounts payable and accrued expenses	47,135	(52,506)
Cash used in operating activities	(1,116,032)	(2,603,730)
Investing activity		
Proceeds from sales of fixed assets	17,751	(22,704)
Cash provided by (used in) investing activity	17,751	(22,704)
Financing activity		
Capital contributions	1,067,000	2,663,451
Cash provided by financing activity	1,067,000	2,663,451
Net (decrease) increase in cash	(31,281)	37,017
Cash, beginning of period	176,333	139,316
Cash, end of period	$ 145,052	$ 176,333

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Principal Business Activity

CM Securities, LLC (the Company) is a wholly-owned subsidiary of CM Group, LLC (CM Group) (the Parent Company). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and regulated by the Financial Industry Regulatory Authority (FINRA). The Company's business is concentrated on its principal business purpose which is to raise capital for securities products sponsored by CM Group or one of its affiliates.

Prior to January 16, 2009, the Company operated as CMC Financial Services, Inc. On January 16, 2009, substantially all of the assets of CMC Financial Services, Inc. were contributed to CM Securities, LLC (CM Securities) a wholly owned subsidiary of CM Group. Net assets consisting of cash, fixed assets, accounts receivable, a deferred tax asset and prepaid expenses in the amount of $236,549 were transferred, resulting in no gain or loss. The resulting effect was a change in status of the company from a C-Corporation to a Limited Liability Company (LLC), and a name change for the Company.

In 2008 and prior, the Company's principal business activity was the sale of interests in Desert Capital REIT (Desert Capital) and CM Equity, LLC (CM Equity). Those efforts were discontinued due to the REIT offering ceasing in February 2008, and CM Equity's offering ceasing in August 2009. Desert Capital and CM Equity are related parties.

In 2009 and 2010, the Company's principal business activity was the sale of loan products through the CM Notes program managed by a related party, CM Capital Services, LLC.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company places its temporary excess cash with high quality financial institutions. Such deposits may exceed the Federal Deposit Insurance Corporation (FDIC) insurance limits.

1. Summary of Significant Accounting Policies (cont.)

Revenue Recognition

Sales commission from the capital raised for securities transactions is recorded on a settlement-date basis.

Advertising

The Company expenses advertising and related costs as incurred.

Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment are stated at cost. Depreciation and amortization are computed on a straight line basis over estimated useful lives of 3-7 years.

Income Taxes

Prior to January 16, 2009, deferred taxes were provided using the asset and liability method whereby deferred tax assets were recognized for deductible temporary differences, net operating losses, and tax credit carry-forwards and deferred tax liabilities were recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets were reduced by a valuation allowance when, in the opinion of management, it was more likely than not that some portion or all of the deferred tax assets would not be realized. Deferred tax assets and liabilities were adjusted for the effect of changes in tax laws and rates on the date of enactment.

On January 16, 2009, substantially all of the assets of CMC Financial Services, Inc. were contributed to CM Securities, LLC, a wholly owned subsidiary of CM Group.

Under an LLC structure, the income of the Company is passed through to the members of the LLC, and therefore, no income tax liability or expense is recorded for the period subsequent to January 16, 2009 under ownership as an LLC.

Fair Value

Cash, prepaid expenses, other assets, accounts payable and accrued expenses have carrying amounts which approximate fair value primarily because of the short maturities of these instruments.

2. Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment consisted of the following:

December 31,		2010		2009
Furniture and fixtures	$	**156,281**	$	175,279
Equipment		**85,013**		85,013
		241,294		260,292
Less accumulated depreciation		**202,912**		175,257
	$	**38,382**	$	85,035

Depreciation expense was $28,782 and $32,819 for 2010 and 2009, respectively.

3. Retirement Plan

The Company offers a 401(k) plan to its employees. Prior to 2010, the retirement plan offered was a SIMPLE IRA. The Company matched employee contributions dollar for dollar up to 3% of their compensation for the year. The amount matched by the Company is expensed in the same period that the corresponding employee contributions are made. The Company's expense for matching contributions for 2010 and 2009 were $1,356 and $10,748, respectively.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15C3-1) which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010 and 2009, the Company had net capital of $10,234 and $67,406, respectively, and $1,044 and $58,692, which was calculated to be in excess of its required net capital of $9,190 and $8,714, respectively. The Company's ratio of aggregate indebtedness to net capital at December 31, 2010 and 2009 was 11.22 to 1 and 1.62 to 1, respectively.

5. Commitments and Contingencies

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

5. Commitments and Contingencies (cont.)

During 2009, the Company was named in a lawsuit brought by a former employee. In connection with this lawsuit, the Company recorded a $42,000 personnel cost expense and the related liability for the potential settlement of this claim as of December 31, 2009. The lawsuit has since been settled; however, payment of the settlement was made by CM Group, the Parent Company. Since the Company was released from this claim during 2010, the Company recognized a recovery of $42,000 from the release.

The Company has been notified by the Enforcement Department of the Financial Industry Regulatory Authority (FINRA) that an investigation of the Company is ongoing, related to the Company's sales of securities of Desert Capital REIT, Inc. from 2005 through 2008. The Company is cooperating with FINRA in this investigation.

By letter dated January 6, 2011, the Company and two affiliates were notified by the FINRA that we had been named as a party in a request for dispute resolution arbitration, which had been filed with FINRA by a group of claimants. The statement of claims alleges we used questionable sales practices to sell stock in Desert Capital REIT, Inc. and other investments, and demands arbitration of the claimants' dispute against us; however, we are not required to arbitrate disputes in the FINRA arbitration forum. As of February 16, 2011, we had not made a determination as to whether we would submit to arbitration. The claimants have made a demand judgment for actual damages of $2.6 million, punitive damages, income to which the claimants were entitled, interest and all of the claimants' costs, expenses and disbursements.

6. Related Parties

The Company directed and managed the sale of CM Notes Program I, LLC (CM Notes) and received a commission based on the sale of these notes. The Company is an affiliate of CM Notes, as they have common officers and directors. The total commission received from the sales was $3,500 and $46,700 for the years ended December 31, 2010 and 2009, respectively.

In addition, the Company has amounts due from related parties for the reimbursement of certain operation expenses in the amount of $1,012 and $208 in 2010 and 2009, respectively. The Company also has $756 amount due to a related party at December 31, 2010.

The Company leased equipment from a related party and approximately 2,600 square feet of office space from DCR Galleria, LLC, a wholly owned subsidiary of Desert Capital, through February 2010. The related party rent expense of $10,369 for 2010 and $172,984 for 2009 is included in the income statements in lease expense.

7. **Income Taxes** The Company is organized as an LLC, which provides that the income of the Company is taxed to the members of the LLC. As a result, no income tax liability or expense has been recorded.

8. **Going Concern** The accompanying financial statements have been prepared in conformity with principles of accounting applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. Limited revenue has been earned during 2010 and 2009 and significant operating losses have been incurred, and the Company has not generated sufficient working capital to support its operations during 2010 and 2009. The Company's ability to continue as a going concern is dependent on, among other things, the continued support of the Parent Company, CM Group, and its ability to minimize costs and generate revenue from its various securities products to eventually attain a profitable level of operations.

   The Company anticipates continuing as a going concern primarily through financial support from CM Group and generating cash proceeds from the future sale of securities products. There are no assurances that management will be able to successfully generate revenue or reduce expenses or attain profitability.

9. **Subsequent Events** We evaluated subsequent events through February 16, 2011, the date the financial statements were available to be issued.

Computation of Net Capital, Basic Net Capital Requirement And Aggregate Indebtedness - Schedule 1

December 31,		2010
NET CAPITAL		
Total members' equity, as reported on statement of financial condition	$	106,314
Liabilities subordinated to claims of general creditors		-
Total capital and allowable subordinated liabilities		106,314
Non-allowable assets		76,080
Net capital before haircuts (tentative net capital)		30,234
Haircuts (excess fidelity bond deductible)		(20,000)
Net capital	$	10,234
AGGREGATE INDEBTEDNESS		
Aggregate indebtedness (liabilities, as reported on statement of financial condition)	$	114,818
Required percent		6.67%
Computed basic net capital requirement**		7,658
Net capital (from above)		10,234
Net capital in excess of required minimum	$	2,576
A. Aggregate indebtedness (from above)	$	114,818
B. Net capital (from above)	$	10,234
Ratio of aggregate indebtedness to net capital (A divided by B)		11.2 to 1

The notes to the financial statements are an integral part of this statement.

** Basic net capital requirement is defined as the greater of $5,000 or 6.67% of aggregate indebtedness.

Computation for Determination of Reserve Requirements Under Exhibit A of Section 240.15C3-3

Information Relating to the Possession or Control Requirements under Section 240.15C3-3

December 31, 2010

The Company is exempt from these reporting provisions under Section 240.15C3-3 (k) (2) (I).

HANCOCK ASKEW & CO LLP
ACCOUNTANTS & ADVISORS

CM Securities, LLC
Henderson, Nevada

In planning and performing our audit of the financial statements of CM Securities, LLC (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control, including control activities for safeguarding securities, in order to determine our auditing procedures, for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of internal control. Accordingly, we do not express an opinion on the effectiveness of internal control.

As required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: making the quarterly securities examinations, counts, verifications, and comparisons; recordation of differences required by Rule 17a-13; complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

100 Riverview Drive
Savannah, GA 31404
T 912-234-8243
F 912-236-4414

www.hancockaskew.com

1870 The Exchange SE
Suite 235
Atlanta, GA 30339
T 678-387-3960
F 678-387-3964

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a deficiency or combination of deficiencies in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, Management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

Savannah, Georgia
February 16, 2011